April 15, 2005


Steven Jacobs, Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0409
450 Fifth Street, NW
Washington, D.C.  20549

         Re:      WNC California Housing Tax Credits, L.P.
                  Form 10-K for the year ended March 31, 2004
                  Form 10-Q for the quarterly periods ended June 30, 2004, September 30, 2004 and December 31, 2004
                  File No.  0-20058

Dear Mr. Jacobs:

     The registrant is in receipt of your letter dated March 29, 2005 respecting the referenced matters. Responses to the comments included in your letter are set forth below, numbered to correspond to the numbering system utilized in your letter.

1. Please be advised that the rights granted to the registrant through the partnership agreement or operating agreement of a Local Limited Partnership do not place the registrant in a position of "control" over such Local Limited Partnership as that term is contemplated in paragraphs 9 and 10 of SOP 78-9.

     The registrant's ability to approve or veto major decisions are substantive rights that protect the investment of the registrant and limit the control of the Local General Partner; however, such voting rights do not place the registrant in a position of control over the Local Limited Partnership within the meaning of SOP 78-9. To the contrary, the registrant's rights create a situation common to those of a corporate joint venture in which neither party has unilateral control over the entity. The rights of the registrant call into question the ability of the Local General Partner to control unilaterally. However, the rights of the Local General Partner also prevent a finding that the registrant is in control of the Local General Partner.

     If it were necessary to determine if control of a Local Limited Partnership rested with either the Local General Partner or the registrant, the registrant believes the Local General Partner would be the party that possesses the greatest level of control over the Local Limited Partnership. This conclusion would be based on the fact that major decisions are jointly made by the Local General Partner and the registrant, but day-to-day operations are managed by the Local General Partner. However, SOP 78-9 does not require that such a determination be made; the registrant is only required to determine that it is not in control of the Local Limited Partnerships. Additionally, while the registrant believes that these investments are not VIEs (for all of the reasons

Steven Jacobs, Senior Staff Accountant
April 15, 2005
Page 2


cited herein and in previous responses), the registrant would also conclude that if FIN 46(R) was applied to these investments, the greatest variability (although the registrant believes variability to be virtually nonexistent) rests with the Local General Partner. The Local General Partner is also the partner which would absorb or receive a majority of the Local Limited Partnership's expected losses or expected residual returns and would therefore be deemed to be the primary beneficiary. That conclusion would require the consolidation of a Local Limited Partnership by its Local General Partner, an analysis the registrant has not performed as the accounting by the Local General Partner does not pertain to the registrant and the registrant has concluded thus far that the Local Limited Partnerships are not VIEs.

2.   Please be  advised  that the  registrant  understands  your  comment  to be
directed  at  paragraph  5(a)  of  FIN  46(R),   not  paragraph  5(b).  If  this
understanding is not correct, please advise.

     The Local General Partner does not receive acquisition fees upon the closing of the registrant's investment in the Local Limited Partnership. Rather, acquisition fees are paid to the general partner of the registrant when the registrant makes an investment in a Local Limited Partnership.

     The Local General Partner (more specifically, generally an affiliate of the Local General Partner) receives development fees for the development of the apartment complex owned by the Local Limited Partnership. Please be advised that development fees are not acquisition fees and are not similar to acquisition fees.

     The development fees paid to a Local General Partner (or an affiliate) constitute compensation for developing the apartment complex. In each instance, the amount of development fees is controlled by the relevant state credit allocating agency and usually cannot exceed 15% of total development costs. Paragraph 5(a) of FIN 46(R) addresses insufficient equity at risk. The registrant believes that development fees do not result in insufficient equity at risk. As required by the tax credit program, and as the registrant has previously advised, Local Limited Partnerships must be designed to be self-sustaining and operationally viable from inception. Due to their deemed operational viability from inception, no additional sources of capital are contemplated as necessary as the formation of these entities. Additionally, at the time of its investment in a Local Limited Partnership, the registrant evaluated the equity at risk for both the limited and general equity interests in such Local Limited Partnership and concluded that the parties had sufficient equity at risk over the life of the Local Limited Partnership to finance its activities. Moreover,

* It is not necessary for the Local General Partner to put in substantive equity because the Local General Partner does not hold a significant ownership interest.

* As a viable entity, a Local Limited Partnership generates cash flows from inception, thereby creating equity for its Local General Partner and further satisfying the need to have equity at risk.

Steven Jacobs, Senior Staff Accountant
April 15, 2005
Page 3


* The development fee is usually paid after the apartment complex has attained stabilization, so that any equity of the Local General Partner is at risk through the most important phase of the project, that of stabilization.

     Based on the foregoing, the registrant believes that the Local General Partner equity at risk in a Local Limited Partnership is sufficient to satisfy the requirements of paragraph 5(a) of FIN 46(R); therefore, the registrant has not eliminated the Local General Partner from the consideration of equity at risk for purposes of determining whether the Local Limited Partnership meets the definition of a VIE.

     The registrant has given considerable thought to the foregoing analysis and believes its conclusions to be appropriate assessments of its unique structure as a tax credit partnership and an appropriate application of FIN 46(R). Even if one were to differ with the registrant, however, the registrant nonetheless believes that, if one were to conclude that a Local Limited Partnership were a VIE, the ultimate result would be a determination that the Local General Partner is the primary beneficiary and therefore would be the entity to consolidate the Local Limited Partnership.

Summary
-------

     As set forth above, and in the registrant's prior responses, the registrant believes that analysis of FIN 46(R) results in the conclusion that the registrant is not required to consolidate the Local Limited Partnerships pursuant to the provisions of FIN 46(R). Considerations of FIN 46(R) aside, the registrant has determined that, under SOP 78-9, FAS 94 and ARB 51, the registrant should not consolidate because it does not control the Local Limited Partnerships as control is defined in such literature. The preponderance of the pertinent facts leads to the conclusions that the Local General Partner controls its Local Limited Partnership. The registrant acknowledges that the ultimate consensus on EITF Issue No. 04-5 will impact that assessment by the Local General Partner, assuming Fin 46(R) does not apply.

     Please contact the undersigned if you have any further questions or comments in these regards.

                                         Very truly yours,




                                         /s/ Thomas J. Riha
                                         ------------------
                                         Thomas J. Riha,
                                         Senior Vice President - Chief Financial
                                         Officer,  WNC & Associates, Inc.